SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Letter to the U.S. Securities and Exchange Commission dated November 10, 2010 regarding the Code of Business Conduct and Ethics Basic Principles.

FOR IMMEDIATE RELEASE

Buenos Aires, November 10, 2010

U.S.Securities and Exchange Commission

Dear Sirs,

RE.:	Code of Business Conduct and Ethics Basic Principles

I am writing you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to present the documentation of the referred Code of Business Conduct and Ethics Basic Principles summoned by the Board of Directors of the Company, at its meeting held on October 26, 2010.

We hereby attach:

a)	the incorporation of an additional chapter to the Code of Conduct and Ethics Basic Principles of Telecom Argentina Group approved by the Board of Directors on June 19, 2003 with amendments approved on June 21, 2005.

Sincerely,

Pedro Insussarry

Responsible for Market Relations of Telecom Argentina

Additional Chapter to the Code of Business Conduct and Ethics

The Boards of Directors of Telecom Argentina S.A. (Telecom Argentina) and Telecom Personal S.A. (Telecom Personal), at the meetings held by each on October 26, 2010, decided to include the following Additional Chapter to this Code, which includes the general duties and responsibilities of directors, members of the supervisory committee and all personnel of either company, which arise from the commitments accepted under Resolutions Nos. 148 and 149 issued on October 13, 2010 by the Secretary of Economic Policy, with certain clarifications and details made by the National Commission for the Defense of Competition (“CNDC”).

Both commitments, referred to herein as the “Telco Commitment” and the “TI-W Commitment”, respectively, with the clarifications and details made by the CNDC, may be consulted on Telecom Argentina and Telecom Personal’s web sites (link: http://www.telecom.com.ar/compromisos).

According to Item 2.23 of the Telco Commitment and Item 2.xii of the TI-W Commitment, the Code of Business Conduct and Ethics shall include the following provisions of such Commitments, referred to Telecom Argentina and Telecom Personal and applicable to members of the Board of Directors, members of the Supervisory Committee, General Directors, Unit Directors, Directors, Managers and other Personnel of Telecom Argentina and Telecom Personal:

1.	A present or future company controlled by Telefónica S.A., doing business in the Argentine Market, may not enter into any agreement with a company controlled by Telecom Italia S.p.A. doing business in the Argentine Market (including Telecom Argentina and any present or future controlled company thereof who also does business in the Argentine market), except for those agreements relating to usual operating matters among companies doing business in the Argentine Market and, in such case, the contract may not provide for more favorable or privileged conditions, or conditions in violation of applicable Argentine regulations.

2.	A company in the Telefónica de Argentina Group (Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.) may not use a common brand or any market or advertising strategy in common with Telecom Argentina and its controlled companies in the relevant markets, in violation of the Telco Commitment or Law No 25,156.

3.	It is strictly prohibited to all members of the Board of Directors, of the Supervisory Committee, Directors, Managers or Personnel in general of the companies in the Telecom Argentina Group (Sofora Telecomunicaciones S.A.; Nortel Inversora S.A.; Telecom Argentina S.A. and Telecom Personal S.A.), to engage in any exchange of confidential, strategic or sensitive NON public information with Telefónica S.A. and its controlled companies (including without limitation, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.), on the operations referred to activities in the Argentine Market of the companies in the two Groups referred to above (i.e. the Telecom Argentina Group and the Telefónica Group). With respect to information intended to become public, neither may such exchange or furnishing of information be done prior to the information actually becoming public.

4.	Members of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as members of the Board of Directors of any company doing business in the Argentine Market, controlled by Telecom Italia S.p.A. Additionally, any person who, in the preceding 36 months, has been a member of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as a director of any company doing business in Argentina under direct or indirect control of Telecom Italia S.p.A.

5.	Any change of control in the corporate structure of the Telecom Argentina Group shall require authorization of the Enforcement Authority of Law No 25,156. For the purpose of this item, a “change of control” shall have the meaning contemplated in the Law No 25,156, as construed under Argentine court precedents. Any doubt shall be resolved by means of a request for an “advisory opinion” pursuant to the advisory rules.

6.	Any breach of the obligations arising from the Telco Commitment and the TI-W Commitment for Telecom Argentina and its controlled companies will be considered a “serious breach”. Such breach may cause the application of the penalties provided for in Paragraph 5.1 of the Telco Commitment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 12, 2010	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman